Exhibit 99.1

Kuke Music Announces Change of Independent Registered Public Accounting Firm

BEIJING, November 17, 2022 /PRNewswire/ -- Kuke Music Holding Limited (“Kuke” or the “Company”) (NYSE: KUKE), a leading classical music service platform in China, announced the change of its independent registered public accounting firm, effective as of November 17, 2022.

Change of Independent Registered Public Accounting Firm

The appointment of Yu Certified Public Accountant has been approved by both the audit committee and the board of directors of the Company. On November 17, 2022, Ernst & Young (“EY”), which previously was the independent registered public accounting firm of Kuke, did not stand for re-appointment.

EY’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s two most recent fiscal years and the subsequent period through November 17, 2022, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of EY would have caused it to make reference in connection with its opinion to the subject matter of the disagreement, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, other than the following material weaknesses reported in our 2020 and 2021 annual reports on Form 20-F filed with the U.S. Securities and Exchange of Commission: (a) the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules identified as of December 31, 2020 and 2021, and (b) the lack of sufficient controls in calculating the expected credit loss on financial assets identified as of December 31, 2021. The Audit Committee discussed the reportable events mentioned above with EY. EY is authorized to fully respond to the inquiries of Yu Certified Public Accountant on the reportable event.

Yu Certified Public Accountant is engaged to audit and report on the consolidated financial statements of the Company for the year ending December 31, 2022. During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to November 17, 2022, neither the Company nor anyone on its behalf has consulted with Yu Certified Public Accountant on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor any was provided to the Company by Yu Certified Public Accountant that Yu Certified Public Accountant concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company provided EY with a copy of the disclosures contained in this Form 6-K, and has requested EY to furnish a letter addressed to the Securities and Exchange Commission stating whether EY agrees with the statements made by the Company in this Form 6-K and, if not, stating the respects in which it does not agree. A copy of such letter from EY is filed as Exhibit A to this form 6-K.

The Company is working closely with EY and Yu Certified Public Accountant to ensure a seamless transition. The audit committee would like to express its sincere gratitude to EY for its professionalism and quality of services rendered to the Company over the past years.

About Kuke Music Holding Limited

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted Beijing Music Festival (“BMF”), the most renowned music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary smart music learning solutions, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China.

For more information about Kuke, please visit https://ir.kuke.com/

Investor Relations Contact

Kuke Music Holding Limited
Email: jane.zuo@kuke.com

Exhibit A

November 17, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read section Change of Independent Registered Public Accounting Firm of Form 6-K dated November 17, 2022, of Kuke Music Holding Limited and are in agreement with the statements contained in the second sentence of the first paragraph, and the second and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young
Hong Kong, The People’s Republic of China
November 17, 2022